SCHEDULE 13G Amendment No. 6 Ingram
Micro Inc. Class A Common Stock
$.01 Par Value
Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Management L.L.C.

Item 4:   Delaware
Item 5:   -0-
Item 6:   2,191,600
Item 7:   -0-
Item 8:   2,191,600
Item 9:   2,191,600
Item 11:  3.19%


Item 12:  IA


Cusip #:  457-153-10-4 Item 1:
Reporting
Person - Tiger Performance L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   1,938,400
Item 7:   -0-
Item 8:   1,938,400
Item 9:   1,938,400
Item 11   2.82%
Item 12:  IA

Cusip #:  457-153-10-4 Item 1:
Reporting
Person - Julian H. Robertson, Jr.
Item 4:   U.S.
Item 5:   90,500
Item 6:   4,220,500
Item 7:   90,500
Item 8:   4,220,500
Item 9:   4,220,500
Item 11:  6.14%
Item 12:  IN



Item 1 (a).  Ingram Micro Inc.


Item 1 (b). 1600 E. St. Andrew
Place, Santa Ana, California 92705


Item 2 (a).  This statement is
filed on behalf of Tiger Management
L.L.C. ("TMLLC")and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY 10178.

Item 2 (c). Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.

Item 2 (d).  Class A Common Stock
$.01 par value.

Item 2 (e).  CUSIP Number: 457
153104

Item 3. TMLLC and TPLLC
Are investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4.  Ownership as
of May 31, 1999 is
incorporated by reference to items
(5) (9) and (11) of the cover page
pertaining to each reporting
person. The percentage ownership
is based on the amount of shares
reported as outstanding in the
issuer's Form 10-Q report of
April 3, 1999. Increases in the
amount of shares outstanding as
reported by the issuer in its proxy
statement of April 12, 1999 and in
its Form 10-Q report of April 3, 1999
had the effect of reducing the
reporting persons' percentage
position by more than 5% since
the reporting persons' last filing
on Schedule 13G. This report reflects
the reduction in the reporting
persons' percentage position
resulting from dispositions
effected by the reporting persons as
well as the increases in the amount of
shares outstanding.


Item 5.  Not applicable.

Item 6.  Investment funds advised
by TMLLC and TPLLC have the right to
receive dividends from or proceeds from
the sale of such securities.

Item 7.  Not applicable


Item 8.  Not applicable


Item 9.  Not applicable


Item 10.  By signing below, I
certify that, to the best of my
Knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth in
this statement is true, complete
and correct.

June 10, 1999

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 6 to Schedule 13G
dated June 10, 1999 relating to
shares of Class A common stock of
Ingram Micro Inc. shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C. /s/  Nolan

Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial

Officer JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under Power

of

Attorney dated 1/27/95 On File with

Schedule 13G for Kohl's

Corp. 2/7/95